EXHIBIT 99.1

Hut 8 Appoints New Chief Financial Officer

Shenif Visram replaces Shane Downey, effective immediately

This news release constitutes a "designated news release" for purposes of the Company's prospectus supplement dated August 17, 2022, to its short form base shelf prospectus dated August 5, 2022.

TORONTO, Dec. 12, 2022 /CNW/ - Hut 8 Mining Corp. (Nasdaq: HUT) (TSX: HUT), ("Hut 8" or the "Company") one of North America's largest, innovation-focused digital asset mining pioneers and high performance computing infrastructure provider, is pleased to announce the appointment of Shenif Visram, CPA, CMA as the company's Chief Financial Officer (CFO), effective immediately. With more than 20 years of financial management experience in the infrastructure and technology businesses, Shenif brings a wealth of leadership expertise working in medium and large public and private companies.

Shenif, who will be based in Toronto and will report to CEO Jaime Leverton, is replacing Hut 8's CFO Shane Downey, who is moving on to pursue new opportunities after 20 months with the organization.

"With deep financial experience at IBM Canada, Cogeco Peer 1, and Aptum Technologies, Shenif is a senior leader with excellent financial acumen and the skill set we need to lead us through the next crucial growth period at Hut 8," said Jaime Leverton, Chief Executive Officer of Hut 8. "The Board and I would like to thank Shane for his dedication through a significant period of change at Hut 8, including the strategic expansion of our business into high performance computing."

Shenif began his finance career with IBM Canada, quickly progressing to take on CFO roles within key business units including Global Business Services, Global Technology Services, and leading as Chief Operating Officer in Global Business Services. He then moved to Cogeco Peer 1 as Vice President, Finance, before assuming the CFO role, which he led through the company's rebranding to Aptum Technologies, a multi-cloud managed services provider delivering complex, high performance computing solutions.

"I am incredibly energized by the opportunity to work with a team of seasoned executives with robust backgrounds in this exciting industry," said Shenif. "Leveraging my previous experience in M&A and driving growth in the infrastructure technology space, I am eager to make a meaningful contribution at Hut 8 by building on our established balance sheet-first approach as we continue to successfully navigate the market by executing on our differentiated strategy and grow as a leader in Bitcoin mining and high-performance computing."

About Hut 8
Hut 8 is one of North America's largest innovation-focused digital asset miners, led by a team of business-building technologists, bullish on bitcoin, blockchain, Web 3.0, and bridging the nascent and traditional high performance computing worlds. With two digital asset mining sites located in Southern Alberta and a third site in North Bay, Ontario, all located in Canada, Hut 8 has one of the highest capacity rates in the industry and one of the highest inventories of self-mined unencumbered Bitcoin of any digital asset miner or publicly traded company globally. With 36,000 square feet of geo-diverse data centre space and cloud capacity connected to electrical grids powered by significant renewables and emission-free resources, Hut 8 is revolutionizing conventional assets to create the first hybrid data centre model that serves both the traditional high-performance compute (Web 2.0) and nascent digital asset computing sectors, blockchain gaming, and Web 3.0. Hut 8 was the first Canadian digital asset miner to list on the Nasdaq Global Select Market. Through innovation, imagination, and passion, Hut 8 is helping to define the digital asset revolution to create value and positive impacts for its shareholders and generations to come.

Cautionary Note Regarding Forward-Looking Information
This press release includes "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities laws and United States securities laws, respectively (collectively, "forward-looking information"). All information, other than statements of historical facts, included in this press release that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Company's businesses, operations, plans and other such matters is forward-looking information. Forward-looking information is often identified by the words "may," "would," "could", "should", "will", "intend", "plan", "anticipate", "allow", "believe", "estimate", "expect", "predict", "can", "might", "potential", "predict", "is designed to", "likely" or similar expressions. In addition, any statements in this press release that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information and include, among others, statements regarding: Bitcoin network dynamics; the Company's ability to advance its longstanding HODL strategy; the Company's ability to produce additional Bitcoin and maintain existing rates of productivity at all sites; the Company's ability to deploy additional miners; the Company's ability to continue mining digital assets efficiently; the Company's expected recurring revenue and growth rate from its high performance computing business; and the Company's ability to successfully navigate the current market.

Statements containing forward-looking information are not historical facts, but instead represent management's expectations, estimates and projections regarding future events based on certain material factors and assumptions at the time the statement was made. While considered reasonable by Hut 8 as of the date of this press release, such statements are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to, security and cybersecurity threats and hacks, malicious actors or botnet obtaining control of processing power on the Bitcoin network, further development and acceptance of the Bitcoin network, changes to Bitcoin mining difficulty, loss or destruction of private keys, increases in fees for recording transactions in the Blockchain, erroneous transactions, reliance on a limited number of key employees, reliance on third party mining pool service providers, regulatory changes, classification and tax changes, momentum pricing risk, fraud and failure related to digital asset exchanges, difficulty in obtaining banking services and financing, difficulty in obtaining insurance, permits and licenses, internet and power disruptions, geopolitical events, uncertainty in the development of cryptographic and algorithmic protocols, uncertainty about the acceptance or widespread use of digital assets, failure to anticipate technology innovations, the COVID19 pandemic, climate change, currency risk, lending risk and recovery of potential losses, litigation risk, business integration risk, changes in market demand, changes in network and infrastructure, system interruption, failure to achieve intended benefits of power purchase agreements; potential for interrupted delivery, or suspension of the delivery, of energy to the Company's mining sites; changes in leasing arrangements, and other risks related to the digital asset and data centre business. For a complete list of the factors that could affect the Company, please see the "Risk Factors" section of the Company's Annual Information Form dated March 17, 2022, and Hut 8's other continuous disclosure documents which are available on the Company's profile on the System for Electronic Document Analysis and Retrieval at www.sedar.com and on the EDGAR section of the U.S. Securities and Exchange Commission's website at www.sec.gov.

These factors are not intended to represent a complete list of the factors that could affect Hut 8; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described in this press release as intended, planned, anticipated, believed, sought, proposed, estimated, forecasted, expected, projected or targeted and such forward-looking statements included in this press release should not be unduly relied upon. The impact of any one assumption, risk, uncertainty, or other factor on a particular forward-looking statement cannot be determined with certainty because they are interdependent and Hut 8's future decisions and actions will depend on management's assessment of all information at the relevant time. The forward-looking statements contained in this press release are made as of the date of this press release, and Hut 8 expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

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For further information: Hut 8 Investor Relations, Sue Ennis, sue@hut8mining.com; Hut 8 Media Relations, Erin Dermer, erin.dermer@hut8mining.com

CO: Hut 8 Mining Corp

CNW 17:21e 12-DEC-22